March 4, 2019

James Dowd
Chief Executive Officer
REITless Impact Opportunity Zone Strategies LLC
623 E. Fort Union Blvd, Suite 101
Salt Lake City, UT 84121

       Re: REITless Impact Opportunity Zone Strategies LLC
           Draft Offering Statement on Form 1-A
           Submitted on February 4, 2019
           CIK No. 0001764460

Dear Mr. Dowd:

       We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

DOS Submitted on February 4, 2019

General

1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.
2. We note that you plan to conduct a share repurchase program. Please be advised that you are responsible for analyzing the applicability of Regulation M to your repurchase program. We urge you to consider all the elements of your repurchase program in
 James Dowd
FirstName LastNameJames Dowd Strategies LLC
REITless Impact Opportunity Zone
Comapany NameREITless Impact Opportunity Zone Strategies LLC
March 4, 2019
March 4, 2019 Page 2
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FirstName LastName
         determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated
         October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.
3. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division's
         Office of Mergers and Acquisitions at 202-551-3440.
4. We note your disclosure on page 3 that following achievement of your minimum offering amount, you may hold one or more closings on a rolling basis. Please revise to clarify when you intend to hold the initial closing, your expectations, if any, with respect to the frequency of subsequent closings, and the level of discretion you have in determining the amount to be sold for each subsequent closing and the length of time a subscriber should expect to wait before receiving securities. Please also clarify whether a subscriber will have a right to the return of their funds after the minimum offering amount has been reached, but before a subsequent closing has been declared. Finally, please tell us how these closings are appropriate under Rule 251(d)(3)(i)(F) of Regulation A.
5. We note the indication in Item 4 of Part I that you have used solicitation of interest communications in connection with the proposed offering. Please file such materials as an exhibit to the offering statement. Refer to Item 17(13) of Part III of Form 1-A.
Cover Page

6. We note your disclosure on page 3, stating "We will not start operations or draw down on investors' funds and admit investors as shareholders until we raise at least $1,000,000 in this offering (including the $500,000 received from our Sponsor and its officers and directors and other investors)." We note that elsewhere you describe the minimum offering threshold as $500,000 and state that your Sponsor and its affiliates will purchase
         $500,000 of common shares in a private placement concurrent with this offering. Please revise throughout the offering circular to clarify that your Sponsor and its affiliates will not be purchasing $500,000 of common shares in this offering and that the minimum offering threshold for this offering is $500,000.
Offering Summary
Management Compensation, page 17

7. We note your disclosure here and elsewhere that selling commissions may be paid, at the
         Manager's discretion, "as a lump sum up-front amount of 1.50% in lieu of a quarterly commission." Please describe how the commission will be calculated "up-front" in advance of sales taking place.
 James Dowd
FirstName LastNameJames Dowd Strategies LLC
REITless Impact Opportunity Zone
Comapany NameREITless Impact Opportunity Zone Strategies LLC
March 4, 2019
March 4, 2019 Page 3
Page 3
FirstName LastName
Conflicts of Interest, page 19

8. We note your disclosure in this section that "At the date of this offering circular, the
         Sponsor is not involved in other real estate-related programs." We further note that the
         Sponsor has sponsored another REIT, REITless Impact Income Strategies LLC, that has a qualified offering statement on Form 1-A. Please revise to acknowledge this, and any other, real estate-related programs with which your Sponsor is involved and to describe any conflicts that might arise as a result. Please also revise your disclosure under the heading "Allocation of Investment Opportunities" on page 60 to describe how investment opportunities will be allocated between this company and REITless Impact Income
         Strategies LLC.
Valuation Policies, page 20

9. Please provide us, on a supplemental basis, with your template for future NAV disclosures.
Management
Compensation of Executive Officers, page 63

10. We note your disclosure that you will "indirectly bear some of the costs of the compensation paid to [the executive officers of your Sponsor ], through fees we pay to the
         Manager." In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the Manager and its affiliates, break out the amounts paid pursuant to the asset management fee, broker sales commission, acquisition/origination fee, special servicing fee, and the reimbursement provisions, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer, or advise us why you believe such disclosure is not required.
Prior Performance Summary, page 84

11. You state on page 84 that you have not provided prior performance information because your "Sponsor has not sponsored any programs with objectives similar to the proposed objectives of the Company." However, we note that your Sponsor has sponsored at least one other program, REITless Impact Income Strategies LLC, that appears to have similar investment objectives as your proposed objectives. Please provide a prior performance narrative and prior performance tables as described in Item 8 of Industry Guide 5, or advise us why you believe such disclosure is not material. Refer to Release No. 33-6900
         (June 17, 1991), Item 7(c) of Part II of Form 1-A and CF Disclosure Guidance Topic No.
         6.
 James Dowd
REITless Impact Opportunity Zone Strategies LLC
March 4, 2019
Page 4

        You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or Daniel Gordon,
Senior Assistant Chief Accountant, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at
202-551-7150 or Sara von Althann, Staff Attorney, at 202-551-3207 with any other questions.



                                                             Sincerely,
FirstName LastNameJames Dowd
                                                     Division of Corporation
Finance
Comapany NameREITless Impact Opportunity Zone Strategies LLC
                                                     Office of Real Estate and
March 4, 2019 Page 4                                 Commodities
FirstName LastName